SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35590; File No. 812-15769

5C Lending Partners Corp., et al.

 May 16, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act
of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development
companies ("BDCs") and closed-end management investment companies to co-invest in
portfolio companies with each other and with certain affiliated investment entities.

Applicants: 5C Lending Partners Corp., 5C Lending Partners Advisor LLC, 5C Investment
Partners Advisor LLC, and 5C Lending Partners Co-Investment LP.

Filing Dates: The application was filed on April 28, 2025 and amended on May 14, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application
by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with
a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing
requests should be received by the Commission by 5:30 p.m. on June 10, 2025, and should be
accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a
certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Thomas Connolly, tom.connolly@5cinvest.com, Michael Koester, michael.koester@5cinvest.com, 5C Lending Partners Advisor LLC; Nicole M. Runyan, P.C., nicole.runyan@kirkland.com, Pamela Poland Chen, pamela.chen@kirkland.com, Kirkland & Ellis LLP.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended application, dated May 14, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.